                                                 FILE PURSUANT TO RULE 424(b)(5)
                                                            FILE NO.:  333-50611




          SUPPLEMENTAL PROSPECTUS SUPPLEMENT TO PROSPECTUS SUPPLEMENT
            DATED JANUARY 6, 1999 AND PROSPECTUS DATED JUNE 1, 1998

                                  (FORD LOGO)

                                  $500,000,000

                           FORD MOTOR CREDIT COMPANY

                     5.80% Notes due January 12, 2009

     The Notes will mature on January 12, 2009. Interest on the Notes will accrue from January 12, 1999. The Notes will be issued in minimum denominations of $1,000 increased in multiples of $1,000.

     The Notes offered here are a further issuance of the 5.80% Notes due January 12, 2009 and are in addition to the $2,300,000,000 principal amount of Notes described in the Prospectus Supplement dated January 6, 1999. The Notes will have the same Euroclear and Cedel Common Code, International Security Identification Number (ISIN) and CUSIP Number specified in the accompanying Prospectus Supplement.
                               ------------------

     This Supplemental Prospectus Supplement adds to the information in the attached Prospectus Supplement and Prospectus. It also replaces the information in those documents that is different from the information included here. You should read each of these documents to understand the terms of the Notes and important related information.
                               ------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Supplemental Prospectus Supplement, the Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

                               ------------------

                                                            PER NOTE          TOTAL
                                                            --------          -----
Initial public offering price.............................  99.282%        $496,410,000
Underwriting discounts and commissions....................    .450%        $  2,250,000
Proceeds, before expenses, to Ford Credit.................  98.832%        $494,160,000

                               ------------------

     The initial public offering price set forth above does not include accrued interest which must be paid by the purchaser. Interest on the Notes will accrue from January 12, 1999 and must be paid by the purchaser for the period from January 12, 1999 to the date of delivery.

     The Notes are being offered for sale in the United States and Europe. Ford Credit has applied to have the Notes listed and traded on the Luxembourg Stock Exchange.

     Ford Credit expects that delivery of the Notes will be made to investors on or about January 15, 1999.
                               ------------------
BEAR, STEARNS & CO. INC.                                         LEHMAN BROTHERS

ABN AMRO                                                    GOLDMAN, SACHS & CO.
MERRILL LYNCH & CO.                                         SALOMON SMITH BARNEY
                              WARBURG DILLON READ

           Supplemental Prospectus Supplement dated January 8, 1999.

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
             SUPPLEMENTAL PROSPECTUS SUPPLEMENT
Description of Notes........................................    SPS-2
Use of Proceeds.............................................    SPS-3
Underwriting................................................    SPS-3
                   PROSPECTUS SUPPLEMENT
Incorporation of Certain Documents by Reference.............      S-2
Directors and Principal Executive Officers of Ford Credit...      S-4
Use of Proceeds.............................................      S-4
Capitalization of Ford Motor Credit Company and
  Subsidiaries..............................................      S-5
Description of Notes........................................      S-6
Certain United States Tax Documentation Requirements........     S-10
United States Taxation of Non-United States Persons.........     S-12
Information Concerning Ford Credit..........................     S-13
Ford Motor Credit Company and Consolidated Subsidiaries --
  Selected Financial Data...................................     S-15
Information Concerning Ford.................................     S-18
Selected Financial Data and Other Data of Ford..............     S-19
Financial Review of Ford....................................     S-20
Industry Data and Market Share of Ford......................     S-24
Ratio of Earnings to Fixed Charges..........................     S-24
Underwriting................................................     S-25
General Information.........................................     S-26
                             PROSPECTUS
Available Information.......................................        2
Incorporation of Certain Documents by Reference.............        2
Information Concerning Ford Credit..........................        3
Information Concerning Ford.................................        3
Use of Proceeds.............................................        4
Description of Debt Securities..............................        4
Plan of Distribution........................................        9
Legal Opinions..............................................        9
Experts.....................................................       10

                            ------------------------

                              DESCRIPTION OF NOTES

     This description of the Notes supplements, and where inconsistent replaces, the description of the terms of the Notes in the accompanying Prospectus dated June 1, 1998 (the "Prospectus") as supplemented by the Prospectus Supplement dated January 6, 1999 (the "Prospectus Supplement"). See the sections entitled "Description of Debt Securities" in the Prospectus and "Description of Notes" in the Prospectus Supplement. Capitalized terms not defined in this Supplemental Prospectus Supplement have the meanings assigned to them in the Prospectus Supplement and Prospectus. In addition to the Notes offered here, Debt Securities in the amount of $5,051,000,000 have already been sold.

     The $500,000,000 5.80% Notes due January 12, 2009 offered here are a further issuance of the $2,300,000,000 5.80% Notes due January 12, 2009 described in the Prospectus Supplement. This series of Notes is currently limited to $2,800,000,000 total principal amount; however, Ford Credit may, from time to time, create and issue further Notes of this series, having the same terms and conditions in all respects (except that the first interest payment date may differ), which would be consolidated and form a single series with the Notes of this series.

                                      SPS-2

                                USE OF PROCEEDS

     We will add the net proceeds from the sale of the Notes to the general funds of Ford Credit. The proceeds will be used to purchase receivables, make loans and pay maturing debt. Initially we may use the proceeds to reduce short-term borrowings, or we may temporarily invest them in short-term securities. Net proceeds to be paid to Ford Credit will be U.S. $494,160,000.

                                  UNDERWRITING

     The following supplements the "Underwriting" discussion in the Prospectus Supplement. Where the following discussion differs from the discussion in the Prospectus Supplement, you should rely on this information. Ford Credit is selling the Notes to the Underwriters named below under an Underwriting Agreement dated January 6, 1999 and a Pricing Agreement dated January 8, 1999. The Underwriters, and the amount of the Notes each of them has agreed to purchase from Ford Credit, are as follows:

                                                              PRINCIPAL AMOUNT
                        UNDERWRITERS                              OF NOTES
                        ------------                          ----------------
Bear, Stearns & Co. Inc. ...................................    $212,500,000
Lehman Brothers Inc. .......................................     212,500,000
ABN AMRO Bank N.V. .........................................      15,000,000
Goldman, Sachs & Co. .......................................      15,000,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................      15,000,000
Salomon Smith Barney Inc. ..................................      15,000,000
UBS, AG, acting through its division
  Warburg Dillon Read.......................................      15,000,000
                                                                ------------
            Total...........................................    $500,000,000
                                                                ============

     The Underwriters initially propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page and part to certain dealers at a price that represents a concession not in excess of .275% of the principal amount of the Notes. Any Underwriter may allow, and any such dealer may reallow, a concession not in excess of .250% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the Underwriters may, from time to time, vary the offering price and other selling terms.

     Ford Credit estimates that it will spend approximately $150,000 for printing, registration fees, rating agency and other expenses related to this offering. Ford Credit has agreed to reimburse the Underwriters for certain expenses incurred by the Underwriters in connection with the offering of the Notes.

     It is expected that delivery of the Notes will be made against payment therefor on or about January 15, 1999, which is the fifth business day following the date hereof (such settlement cycle being herein referred to as "T+5"). Purchasers of Notes should note that the ability to settle secondary market trades of the Notes effected on the date of pricing and the next succeeding business day may be affected by the T+5 settlement.

     In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with Ford Credit and its affiliates. In addition, a partner of Goldman, Sachs & Co. is a director of Ford.

                                      SPS-3